January 12, 2005

To:	Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Nascent Wine Company, Inc.
Registration Statement on Form SB-2
filed December 2, 2004
File No.: 333-120949

Dear Mr. Spirgel:

The following are the Company’s responses and revisions to its filing pursuant to your letter dated December 29, 2004:

Form SB-2

General

1.

We note that Mr. Deparini, your sole officer and director, will be the only person conducting the offering.  Supplementally describe how be intends on marketing the offering.  Provide us with sales materials and scripts that he will use to sell the offering.  Tell us also how he will locate and contact investors.  Does he intend to utilize the Internet to advertise this offering?

The registration statement has been amended on page 12 to read:

This offering will be conducted on a best-efforts basis utilizing the efforts of Mr. Patrick Deparini, the sole officer and director of the Company.  Potential investors include family, friends and acquaintances of Mr. Deparini.  The intended methods of communication include, without limitation, telephone and personal contact.  In his endeavors to sell this offering, Mr. Deparini does not intend to use any mass advertising methods such as the Internet or print media.

Additionally, page 2 of the registration statement has been amended to include the sentence, “The intended methods of communication include, without limitation, telephone and personal contact.”

2.

You refer to your officers and directors throughout your prospectus. You also refer to actions that might be taken by a unanimous vote of your board of directors. Please revise your prospectus to clarify that your company consists of one individual, Mr. Deparini, who acts as your sole officer, director and employee and to remove all inferences that your company has officers, directors or a board of directors consisting of more than one person.

The registration has been amended throughout to clarify that Mr. Deparini is the sole officer, director and shareholder of the Company.

Prospectus Cover Page

3.

Please note that you have repeated your disclosure that “[t]his prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.” Please delete accordingly. Also, please delete your name and address and all other information not required by Item 501 of Regulation S-B or otherwise key to an investment decision.

The redundant information has been removed from the amended registration statement.  Additionally, any information not required by Item 501 of Regulation S-B has been removed from the prospectus cover page.

Summary Information and Risk Factors, page 4

The Company, page 4

4.

We note your disclosure that your “goal is to act as a broker in the distribution of limited- production wines” and that you “intend to focus your efforts on “boutique” wineries, which each typically produce less than an aggregate of 10,000 12-bottle eases per annum.”  Please expand your disclosure regarding your company and proposed business operations.  The risks you present in Risk Factors are difficult to understand without a basic idea of what you do.  You must carefully consider and identify those aspects of your business and the offering that are the most significant and highlight these points in clear, plain language.  See Item 503 of Regulation S-B.

Page 4 of the registration statement has been amended to read as follows:

Nascent Wine Company, Inc. (“Nascent Wine” or the “Company”) was incorporated in the state of Nevada on December 10, 2002.  Our goal is to act as a broker in the distribution of wines that are produced in limited quantities, typically less than 120,000 bottles per year.  These wines typically are unable to secure distribution relationships due to their limited supply and a lack of national marketing efforts.  Our goal is to create brand awareness for these wines in the State of Nevada.

The sale of products containing alcohol in the United States is regulated by federal and state governments.  In most states, the alcohol-based beverage industry operates within what is commonly referred to as a “three-tier system” of distribution.  The three tiers are identified as follows:

1.

Tier one is comprised of suppliers, which produce alcohol-based beverages and/or importers of alcohol-based beverages;

2.

Tier two is comprised of importers and distributors; and

3.

Tier three is comprised of retail licensees, including restaurants, bars and liquor stores.

As a wine broker, we will not maintain any inventory.  Our role is to represent suppliers and pair them with retail outlets.  Once we have pre-arranged a sale from a supplier, we will be required to contact an importer to bring the wine into the state and deliver it to the retail outlet.  We have no relationships with any suppliers, wholesalers or retailers concerning the sale of alcohol-related products.

5.

Please disclose the following in this section:

•

Your net losses since inception and the fact that you have no significant assets;

•

You have had no revenues since inception and you have not yet commenced business operations;

•

When you expect to begin generating revenues;

•

Your auditors have expressed substantial doubt about your ability to continue as a going concern;

•

You currently have one individual working part-time for the company; and

•

Whether you need to raise a set amount of money in the next 12 months to continue in business. If so, please quantify that amount.

The registration statement has been amended on page 4 to read as follows:

We are a development stage company that has not commenced our planned principal operations and has no significant assets.  Since our inception on December 10, 2002 to September 30, 2004, we have not generated any revenues and have incurred a net loss of $3,136.  In the event we raise at least the minimum of $24,000 sought in this offering, we expect to be able to continue our business for at least the next 12 months.  In the event we do not raise this minimum amount, we may not be able to continue pursuit of our business.  In light of this, our independent auditors have expressed substantial doubt about our ability to continue as a going concern in the independent auditors’ report to the financial statements included in the registration statement, of which this prospectus is a part.

We currently have one officer and director, who also serves as our sole employee.

The Offering, page 4

6.

We note your disclosure regarding your escrow account. Clarify whether Wendy Miller will deposit the offering proceeds in a bank account.  Also, disclose that Wendy B. Miller also acts as your legal counsel and, therefore, is not an independent third party.

Page 4 of the registration statement has been amended.  The pertinent excerpts that have been changed are as follows:

The proceeds from the sale of the shares in this offering will be payable to “Wendy E. Miller, Esq. Escrow Account fbo Nascent Wine Company” and will be deposited in a non-interest bearing bank account until the minimum offering proceeds are raised.

Our escrow agent, Wendy E. Miller, Esq., acts as legal counsel for Nascent Wine Company, and is therefore not an independent third party.

7.

We note your disclosure regarding termination on your prospectus cover. Please enhance your disclosure regarding the terms of your offering in this section. In this regard, please address the following:

•

Please disclose what factors may prompt early termination of the offering on this basis and how this would impact your proposed operations;

•

In the event you decide to terminate the offering after the minimum amount of proceeds is raised but before the maximum amount of proceeds has been raised, please clarify, if true, that you will retain all proceeds received prior to termination and that you will promptly return to investors any subscription funds received after the date of termination. Also, in the event of early termination, disclose whether you will notify the potential investors you previously solicited that you have terminated the offering;

•

We note your disclosure that the proceeds will be released from escrow once the minimum proceeds are raised. Please clarify whether the offering proceeds received after the minimum amount is raised will be deposited in escrow;

•

Disclose that subscriptions are irrevocable; and

•

Disclose that the offering price of the common stock has been arbitrarily determined and bears no relationship to any objective criterion of value.

The Registrant has determined it is not in the best interest of the Company to terminate the offering early.  As a result, reference to the ability to terminate the offering early has been removed throughout the registration statement.

Additionally, the registration statement has been further amended on pages 4 through 5 to reflect the Commission’s request for further disclosure, as follows:

Nascent Wine Company is offering on a self-underwritten basis a minimum of 800,000 and a maximum of 2,500,000 shares of its common stock at a price of $0.03 per share.  The proceeds from the sale of the shares in this offering will be payable to “Wendy E. Miller, Esq. Escrow Account fbo Nascent Wine Company” and will be deposited in a non-interest bearing bank account until the minimum offering proceeds are raised.  All subscription agreements and checks are irrevocable and should be delivered to Wendy E. Miller, Esq.  Failure to do so will result in checks being returned to the investor, who submitted the check.  Our escrow agent, Wendy E. Miller, Esq., acts as legal counsel for Nascent Wine Company, and is therefore not an independent third party.

All subscription funds will be held in escrow pending the achievement of the Minimum Offering and no funds shall be released to Nascent Wine Company until such a time as the minimum proceeds are raised (see “Plan of Distribution”).  Any additional proceeds received after the minimum offering is achieved will be deposited into the escrow account and subsequently released to us.  The offering shall terminate on the earlier of (i) the date when the sale of all 2,500,000 shares is completed or (ii) ninety (90) days from the date of this prospectus.  If the Minimum Offering is not achieved within 90 days of the date of this prospectus, all subscription funds will be returned to investors promptly without interest or deduction of fees.  We will deliver stock certificates attributable to shares of common stock purchased directly to the purchasers within thirty (30) days of the close of the offering.

The offering price of the common stock has been arbitrarily determined and bears no relationship to any objective criterion of value.  The price does not bear any relationship to our assets, book value, historical earnings or net worth.

Risk Factors, page 6

8.

Add as your first risk factor that your company consists of only one individual working on a part-time basis.  In this regard, discuss how Mr. Deparini will have to offer and sell the shares in the offering, develop manage the company’s fledgling business and manage the reporting requirements of a public company while only working part-time.  Highlight Mr. Deparini’s lack of public company experience, including no experience as a principal accounting officer of a public (or private) company.  Highlight Mr. Deparini’s lack of past experience in the wine brokering business.  We note your later risk factors highlighting potential conflicts of interest (e.g. a board of directors consisting of one person) and lack of experience relating to Mr. Deparini.  In light of our comment, these risk factors should be combined up front with this risk factor.

The following risk factor has been added to page 6 of the amended registration statement, and consolidates the risk factors entitled “Conflicts of interest…” and “Because Mr. Deparini has no specific experience…”:

Our sole officer and director works for us on a part-time basis and may be unable to devote sufficient resources and attention to our business.

Our operations depend substantially on the efforts of Patrick Deparini, our sole officer and director.  Mr. Deparini has no specific experience in the business of alcohol distribution.  Additionally, Mr. Deparini has no experience related to public company management, nor as a principal accounting officer.  Because of this, Mr. Deparini may be unable to offer and sell the shares in this offering, develop our business and manage our public reporting requirements.  We cannot guarantee you that we will overcome any such obstacle.

Mr. Deparini is involved in other business opportunities and may face a conflict in selecting between Nascent Wine Company and his other business interests.  We have not formulated a policy for the resolution of such conflicts.  If we lose Mr. Deparini to other pursuits without a sufficient warning we may, consequently, go out of business.

Our independent auditors have qualified their report…, page 6

9.

Because you mainly repeat information contained in your first risk factor, please combine this risk factor with your first risk factor.

The two risk factors have been combined as suggested, with the latter deleted in its entirety and the former amended to read as follows:

Investors may lose their entire investment if we fail to implement our business plan.

As a development-stage company, we expect to face substantial risks, uncertainties, expenses and difficulties.  We were formed on December 10, 2002.  We have no demonstrable operations record, on which you can evaluate our business and prospects.  Our prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development.  We cannot guarantee that we will be successful in accomplishing our objectives.

We have yet to commence planned operations.  As of the date of this prospectus, we have had only limited start-up operations and generated no revenues.  Taking these facts into account, our independent auditors have expressed substantial doubt about our ability to continue as a going concern in the independent auditors’ report to the financial statements included in the registration statement, of which this prospectus is a part.  In addition, our lack of operating capital could negatively impact the value of our common shares and could result in the loss of your entire investment.

Competitors with more resources may force us out of business, page 6

10.

This risk factor is generic. Please discuss in more specific terms your competitors, particularly in the geographic market where you intend to operate.

The risk factor has been amended to read as follows:

The wine and spirits wholesale distribution industry is highly competitive.  Approximately 85% of all alcoholic beverages sold in Southern Nevada are cleared through two companies, Southern Wine and Sprits and Deluca Liquor and Wine.  Additionally, there are approximately 36 other importers and wholesalers in the State of Nevada.  Our competitors are significantly larger and have substantially greater financial, distribution, marketing and other resources and have achieved recognition for their brands and for their portfolios of wine.  Competition by existing and future competitors could result in an inability to secure supplier, wholesaler and retailer relationships.  We cannot assure you that we will be able to compete successfully against present or future competitors or that competitive pressures we may face will not force us to cease our operations.

Current and proposed government regulation could inhibit our operations…, page 6

11.

This risk factor is vague. In this regard, you state that you believe that you will operate in compliance with all applicable laws, however, you also state that you do not believe that the laws governing the sale of wine apply to you.  Please clarify, which applicable laws, if any, apply to you.  In addition, what is your basis for your belief that the laws governing the sale of wine do not apply to your company?  Is it based on the opinion of your legal counsel or Mr. Deparini’s belief?  If the latter, please advise how Mr. Deparini is qualified to interpret the laws governing the sale of wines.

The risk factor has been amended to note that the Company will be subject to regulation governing the distribution of alcohol-based beverages.  References to Mr. Deparini’s beliefs have been removed to prevent any misinterpretation of the facts.

We are involved in the distribution of alcohol-based beverages.  The beverage alcohol products industry is subject to extensive regulation by state and federal agencies.  The United States Bureau of Alcohol Tobacco and Firearms and the various state liquor authorities regulate such matters as licensing requirements, trade and pricing practices, permitted and required labeling, advertising and relations with wholesalers and retailers.  In recent years, federal and state regulators have required warning labels and signage.  New or revised regulations or increased licensing fees and requirements could increase the costs of doing business, thereby reducing our potential profitability.

We and the companies that we intend to transact with will be required to comply with various laws and regulations and maintain permits and licenses to import, warehouse, transport, distribute and sell wine.  If we or our future business associates fail to comply with such regulations or the conditions of any licenses or permits, we may be forced by the government to discontinue operations and any licenses and permits could be revoked or suspended.  Such an event could inhibit our ability to execute our business.  Additionally, we cannot guarantee you that the various governmental regulations applicable to the alcohol-based beverage industry will not change and become more stringent.  If we fail to comply with applicable laws and regulations, we may be forced to cease operations.

Taxation on alcohol-based beverages could have a negative impact…, page 7

12.

We note your disclosure that the federal government and individual states impose excise taxes on beverage alcohol products in varying amounts. Disclose the current federal excise tax for table wine and any applicable state taxes, particularly in Nevada where you intend to focus your efforts, that may directly impact your business. Also, disclose whether the federal excise tax has increased frequently and consider disclosing the last date it increased and by how much. Also, your disclosure in the second paragraph appears to address a separate risk. Please consider combining this disclosure with your risk factor immediately prior to this risk factor.

The redundant disclosure in this risk factor has been combined with the risk factor entitled “Current and proposed government regulation could inhibit our operations or prevent us from doing any business,” as suggested.

The remaining relevant disclosure has been amended to read, as follows:

In the United States, the federal government and individual states impose excise taxes on beverage alcohol products in varying amounts, which have been subject to change.  Federal excise taxes on still wines vary depending upon the alcohol content of the wine.  The tax on wines containing less than 14% alcohol is currently $1.07 per gallon.  Wines containing 14-21% alcohol are taxed at a rate of $1.57 per gallon and those with between 21-24% content alcohol are taxed at a rate of $3.15 per gallon.  The State of Nevada currently imposes an excise tax rate of $0.70 per gallon of table wine.

The most recent increase in federal excise taxes occurred in 1996, when the rate for wines containing less than 14% alcohol was $0.17 per gallon, wines with 14-21% were taxed at a rate of $0.67 per gallon and wines with 21-24% alcohol cost $2.25 per gallon.  Increases in excise taxes on beverage alcohol products, if enacted, could adversely affect our financial condition or results of operations.  Our operations may be subject to increased taxation as compared with those of non-alcohol related businesses, which could negatively impact our sales and profitability.

The increase in direct shipment programs…, page 7

13.

We note your disclosure that the “direct sales programs threaten the three-tier regulatory structure currently in place...” Please add context by briefly describing the three-tier regulatory structure.

The risk factor has been clarified, as follows:

There is currently a government imposed three-tier structure mandating that products containing alcohol pass from supplier to importer/distributor to retailer, where the product may then be sold to a consumer.  This system does not allow for deviation.  In recent years, however, there has been growth in direct shipments by suppliers such as "wine-of-the-month" programs, Internet-based or toll free direct ordering systems or other direct marketing promotions or programs by wine producers.  These direct sales programs threaten the three-tier regulatory structure currently in place by allowing suppliers or third party shippers to deal directly with consumers.  Although many states have adopted legislation either prohibiting or more closely regulating direct shipments of alcohol-based beverages into those states, these direct marketing programs may lead to reduced consumer purchases from retailers.  As our business relies upon such retailers, our sales may decrease as a result of these direct sales.

We may not be able to generate revenues as a wine broker, page 8

14.

Move this risk factor to the beginning of the risk factors section and indicate the earliest that Mr. Deparini reasonably believes the company may begin generating revenues. In addition, supplementally advise as to the basis for Mr. Deparini’s expectation that revenues will amount to between 5-25% of a wholesaler’s gross profit. We may have further comment.

In his research prior to forming Nascent Wine Company, Mr. Deparini conversed with various members of the wine trade in Southern Nevada.  In such conversations, it was learned that a wine broker could earn a commission of between 5-25% of a wholesaler’s gross profit.  As such information may be considered hearsay, reference to potential numerical range of commission has been removed from the amended registration statement.

This risk factor has been relocated to page 6, near the beginning of this section, and has been amended, as follows:

Under any brokerage agreement, we will be entirely dependent upon wholesalers with whom we have entered into brokering relationships.  We expect to earn revenues from brokering transactions to be calculated as a percentage of a wholesaler’s gross profit, depending upon the terms negotiated with the wholesaler.  In the opinion of our officer and director, we reasonably believe that we will begin to generate revenues within the next approximately nine months from the date the minimum offering is achieved.  In the event a wholesaler is financially unable to satisfy his or her obligations to us, we will not collect any fees.  Additionally, the cost of goods related to the transaction we broker will directly affect the amount we are able to realize as revenues.  We have not identified or entered into any brokerage arrangements and we cannot guarantee you that we will be able to do so.  If we are unable to enter into such relationships, we will be unable to generate any revenues.

As a broker, we will not be able to secure formal and legally-binding exclusive distribution relationships with suppliers that we do business with.  As a result, if a brokerage relationship with a licensed wholesaler is terminated, we may not be able to entice suppliers to continue to utilize our services either as a broker or licensed importer/wholesaler.

Changes in consumer preferences could reduce demand for our products, page 8

15.

We note your disclosure that “[d]ecisions about our supplier relationships often are made in advance of sales to retailers.” Please revise to reflect the fact that you have no supplier relationships.

The risk factor disclosure has been amended, as follows:

Any change in the preferences for wine by consumers that we fail to anticipate could reduce the demand for the products that we intend to provide.  Decisions about our potential supplier relationships will often be made in advance of sales to retailers.  We have no existing of proposed relationships with suppliers.  Failure to anticipate and respond to changes in consumer preferences and demands could lead to, among other things, customer dissatisfaction, failure to attract demand for our products, excess inventories and lower profit margins.

Purchasers in this offering will have limited control…, page 9

16.

Please revise the caption and the text of this risk factor to disclose that Mr. Deparini, your sole officer, director and employee, owns 100% of your outstanding common stock. Also, disclose what percent of your outstanding common stock he would own in the event that you sell the minimum amount of your offering and the percent he will own in the event you sell the maximum amount of your offering.

The caption and the text of this risk factor have been amended, as follows:

Purchasers in this offering will have limited control over decision-making because Patrick Deparini, our sole officer, director and shareholder controls all of our issued and outstanding common stock.

Patrick Deparini, our sole director and executive officer beneficially owns 100% of the outstanding common stock.  As a result of such ownership, investors in this offering will have limited control over matters requiring approval by our security holders, including the election of directors.  Assuming the minimum amount of shares of this offering is sold Mr. Deparini would retain 81% ownership in our common stock.  In the event the maximum offering is attained, Mr. Deparini will continue to own 58% of our outstanding common stock.  Such concentrated control may also make it difficult for our stockholders to receive a premium for their shares of our common stock in the event we enter into transactions which require stockholder approval.  In addition, certain provisions of Nevada law could have the effect of making it more difficult or more expensive for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us.  For example, Nevada law provides that not less than two-thirds vote of the stockholders is required to remove a director, which could make it more difficult for a third party to gain control of our Board of Directors.  This concentration of ownership limits the power to exercise control by the minority shareholders.

You may not be able to sell your shares in our company…, page 9

You may not be able to sell your shares in our company…, page 10

The stock of Nascent Wine Company is a speculative investment…, page 10

17.

Please combine these three risk factors. Also, we note that you plan to take steps to list your stock on an exchange. Supplementally advise how you plan on satisfying the quantitative and qualitative listing criteria of a national stock exchange, such as the NYSE, or stock association, such as NASDAQ. In the alternative, delete this reference and clarify what markets your stock is likely to trade on, such as the Pink Sheets or the OTC Bulletin Board.

The three risk factors in question have been consolidated under the title “You may not be able to sell your shares in our company because there is no public market for our stock.”  The risk factor disclosure has been amended, accordingly, to read:

There is no public market for our common stock.  Our common stock is currently held amongst a small community of shareholders.  Therefore, the current and potential market for our common stock is limited.  In the absence of being listed, no market is available for investors in our common stock to sell their shares.  We cannot guarantee that a meaningful trading market will develop.

We expect to undertake steps to list our common stock on the OTC Bulletin Board in an effort to create a publicly traded market for our stock; however, we cannot assure you that such listing will be obtained.  If our stock ever becomes tradable, the trading price of our common stock could be subject to wide fluctuations in response to various events or factors, many of which are beyond our control.  In addition, the stock market may experience extreme price and volume fluctuations, which, without a direct relationship to the operating performance, may affect the market price of our stock.

Investors may have difficulty liquidating their investment because Nascent’s stock is likely to be…, page 10

18.

Revise the caption of this risk factor to replace the words “is likely to” with the word “will.” Also, the detail you go into in this risk factor regarding the specific provisions of the penny stock rules is more appropriate in the ‘Description of Securities” section of your prospectus. It is too much detail for the risk factors section. In your risk factor, you should discuss the risk only. In this regard, the risk you convey is unclear. It appears that the risk is that the penny stock rules may result in fewer brokers willing to make a market in your shares. Please revise. Also, please delete your disclosure that the risk disclosure document is “prepared by the SEC.”

The heading to this risk factor has been amended, as suggested.  Additionally, the risk factor disclosure has been amended, as follows:

Investors may have difficulty liquidating their investment because Nascent’s stock will be subject to penny stock regulation.

The SEC has adopted rules that regulate broker/dealer practices in connection with transactions in penny stocks.  The rules, in part, require broker/dealers to provide penny stock investors with increased risk disclosure documents and make a special written determination that a penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These heightened disclosure requirements may have the effect of reducing the number of broker/dealers willing to make a market in our shares, reducing the level of trading activity in any secondary market that may develop for our shares, and accordingly, customers in our securities may find it difficult to sell their securities, if at all.

Furthermore, disclosure regarding the specific provisions of the penny stock rules has been added under the “Description of Securities” section on page 15, as follows:

The SEC has adopted rules that regulate broker/dealer practices in connection with transactions in penny stocks.  Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange system).  The penny stock rules require a broker/dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker/dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker/dealer, and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account.  In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker/dealer must make a special written determination that a penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These heightened disclosure requirements may have the effect of reducing the number of broker/dealers willing to make a market in our shares, reducing the level of trading activity in any secondary market that may develop for our shares, and accordingly, customers in our securities may find it difficult to sell their securities, if at all.

Investors in this offering will bear a substantial risk of loss…, page 10

19.

We note your disclosure that “[t]he present owners of our issued and outstanding common stock acquired their holdings at a cost substantially less than investors in this offering will pay.” Revise your disclosure to state that Mr. Deparini holds all of your outstanding shares of common stock. Disclose the number of shares he holds and the price per share of the common stock that he received.

The risk factor disclosure has been amended, as follows:

Our sole shareholder, Patrick Deparini, acquired 3,500,000 shares of our common stock at a price per share of $0.001.  Upon the sale of the common stock offered hereby, the investors in this offering will experience an immediate and substantial “dilution.”  Therefore, the investors in this offering will bear a substantial portion of the risk of loss.  Additional sales of our common stock in the future could result in further dilution.  Please refer to “Dilution” on page 11.

We are selling the shares offered in this prospectus without an underwriter…, page 11

20.

We note your disclosure that your shares are being offered through “licensed agents of the issuer,” Revise this disclosure to state that the shares are being offered solely by Mr. Deparini. Supplementally advise what licenses, if any, Mr. Deparini holds.

The risk factor disclosure has been amended, as follows:

The common shares are being offered on our behalf by Patrick Deparini, our sole officer and director, on a best-efforts basis.  Mr. Deparini currently holds a Series 63, Uniform Securities Agent State Law License, which entitles him with the qualifications necessary to become a securities agent to solicit orders for any type of security in a particular state.  No broker-dealer has been retained as an underwriter and no broker-dealer is under any obligation to purchase any common shares.  There are no firm commitments to purchase any of the shares in this offering.  Consequently, there is no guarantee that we are capable of selling all, or any, of the common shares offered hereby.

Special note regarding forward-looking statements, page 11

21.

The disclosure in the second paragraph implies that you have existing products, services and customers. Please revise this disclosure to reflect the current status of your business.

The disclosure has been amended, as suggested, and now reads as follows:

The key factors that are not within our control and that may have a direct bearing on operating results include, but are not limited to, acceptance of our proposed services and the products we expect to market, our ability to establish a customer base, managements’ ability to raise capital in the future, the retention of key employees and changes in the regulation of our industry.

22.

Since the safe harbor created by the Private Securities Litigation Reform Act of 1995 is not available to the company, the last sentence of this subsection reaffirming this fact is somewhat confusing and should be deleted.

Reference to Section 21E of the Securities Exchange Act of 1934 has been removed.

Use of Proceeds, page 12

23.

Supplementally advise why your legal and professional fees and accounting fees are not considered to be part of your offering expenses.

Legal and professional fees and accounting fees are not considered to be part of the expenses of the offering, as the Company intends to utilize its current cash position, as opposed to the proceeds of the offering, to satisfy these expenses.  Additionally, the allocated sums listed in the use of proceeds section represent those amounts the Company expects to pay for the preparation of periodic reports as an ongoing consequence of being a public reporting entity.

Selling Security Holders, page 14

24.

Because this section is not applicable, please delete the heading and disclosure.

The heading and disclosure have been removed from the amended registration statement.

Plan of Distribution, page 14

25.

We note your references to Exhibits 99(a) and 99(b), however, we cannot locate these exhibits.  Please advise. Also, describe the material terms of your escrow and subscription agreements in greater detail. Disclose, if true, that the offering proceeds will not be placed in escrow at a bank. Describe the specific responsibilities of your escrow agent regarding maintenance of the escrow and disclose how the offering proceeds will be sufficiently safeguarded.

Exhibits 99(a) and 99(b) were inadvertently left out of the original filing.  The amended registration statement correctly contains both exhibits.

The disclosure in this section has been expanded to discuss the significant terms of the escrow and subscription agreements, as follows:

The proceeds from the sale of the shares in this offering will be payable to Wendy E. Miller, Esq. Escrow Account fbo Nascent Wine Company (“Escrow Account”) and will be deposited in a non-interest bearing bank account until the minimum offering proceeds are raised.  All subscription agreements and checks are irrevocable and should be delivered to Wendy E. Miller, Esq.  Failure to do so will result in checks being returned to the investor, who submitted the check.  All subscription funds will be held in the Escrow Account pending achievement of the Minimum Offering and no funds shall be released to Nascent Wine Company until such a time as the minimum proceeds are raised.  The escrow agent will continue to receive funds and perform additional disbursements until either the Maximum Offering is achieved or a period of 90 days from the effective date of this offering expires, whichever event happens first.  Thereafter this agreement shall terminate.  If the Minimum Offering is not achieved within 90 days of the date of this prospectus, all subscription funds will be returned to investors promptly without interest or deduction of fees.  The fee of the Escrow Agent is $500.00.  (See Exhibit 99(a)).

Investors can purchase common stock in this offering by completing a Subscription Agreement (attached hereto as Exhibit 99(b)) and sending it together with payment in full to Wendy E. Miller, Esq., 1924 Ivy Point Lane, Las Vegas, Nevada 89134.  All payments must be made in United States currency either by personal check, bank draft, or cashiers check.  There is no minimum subscription requirement.  Investors' failure to pay the full subscription amount will entitle Nascent Wine Company to disregard investors' subscription.  All subscription agreements and checks are irrevocable.  We reserve the right to either accept or reject any subscription.  Any subscription rejected within this 30-day period will be returned to the subscriber within 5 business days of the rejection date.  Furthermore, once a subscription agreement is accepted, it will be executed without reconfirmation to or from the subscriber.  Once we accept a subscription, the subscriber cannot withdraw it.

Directors, Executive Officers, Promoters and Control Persons, page 15

Background of Directors. Officers. Promoters and Control Persons, page 16

26.

Disclose the authorized number of directors on your board of directors and whether you have any plans of adding additional directors to your board.

The registration statement has been amended, as follows:

DIRECTORS

The maximum number of directors we are authorized to have is at the discretion of the Board of Directors.  However, in no event may we have less than one director.  Although we anticipate appointing additional directors, we have not identified any such persons.

27.

Disclose the time periods for each of Mr. Deparini’s positions so that your disclosure regarding Mr. Deparini’s business experience for the past five years is clear. Also, disclose the name of the private company Mr. Deparini provided services to from 1997-2001.  See Item 410(a)(4) of Regulation S-B.

The biography for Mr. Deparini has been amended, accordingly, to read:

Patrick Deparini, President and Director: Mr. Deparini received a Bachelor of Science degree in Finance, with an emphasis on Managerial Finance, from the University of Nevada, Las Vegas in 1999.  He served on the board of directors of two privately held corporations: Rise Records, Inc., a Nevada-based entertainment company, from 2002-2004, and Nascent Group, Inc., a company offering various document preparation and advisory services, from 2001 to current.  His duties with Nascent Group include oversight of all operational aspects from corporate governance to implementation of the Company’s business strategy.  Mr. Deparini has been a paralegal associated with the Law Offices of Harold P. Gewerter, Esq., Ltd., a Las Vegas-based law firm that provides general legal services and specializing in securities law and litigation since 2001 to current.  Prior to joining the Law Offices of Harold P. Gewerter, Esq., Ltd., Mr. Deparini provided professional services in the areas of incorporation, corporate consulting, document compilation and development and securities consulting with Corporate Regulatory Services, Inc., a privately held company, from 1997-2001.

Business of the Issuer, page 20

28.

We note your disclosure that your goal is to act as a broker in the distribution of wines in the State of Nevada. Please disclose whether you intend to limit your solicitation efforts of suppliers to a specific geographic area.

The registration statement has been amended, as follows:

Our goal is to act as a broker in the distribution of limited-production wines in the State of Nevada.  We intend to focus our efforts on “boutique” wineries, which each typically produce less than an aggregate of 10,000 12-bottle cases per annum, located in the states of California, Oregon and Washington.

29.

We note your disclosure that your “role in these transactions will be to pair retailers with suppliers,” We also note your disclosure in your Plan of Operation section that you are attempting to “foster relationships with suppliers and retailers.” It appears, however, that your primary role is to broker transactions between suppliers and wholesalers. Please clarify the nature of your proposed efforts in respect of wholesalers and retailers. In this regard, clarify whether wholesalers would purchase inventory from the suppliers you intend to represent.

The registration statement has been amended to clarify the anticipated relationships, as follows:

Our role in these transactions will be to pair retailers with suppliers.  Once we have pre-arranged a sale between a supplier and a retailer, our management will contact an importer/wholesaler to commence the movement of merchandise from the supplier.  Wholesalers will be expected to purchase wines from the supplier, take physical possession of the product and then deliver the inventory to the retailer to consummate the sale.  No suppliers or wholesalers have been formally approached by us or our management to enter into distribution relationships with us.  Thus, there can be no assurance that any supplier will agree to be represented by us or that any wholesaler will transport and distribute products we intend to import.

Industry Background and Competitive Business Conditions…, page 21

30.

Indicate whether there are any other companies that you will compete against that follow a similar business model as your company (i.e. wine broker).

The following disclosure has been added to the amended registration statement:

We expect to operate as a broker in the sale of wine rather than as a traditional wholesaler or importer.  In the State of Nevada, there are approximately 38 licensed wholesalers and importers of wine products.  However, we are unaware of any other company in the United States following a business model that is materially similar to ours.

Effect of Existing or Probable Government Regulations…, page 22

31.

Because you intend to focus your distribution efforts in the State of Nevada, describe any applicable Nevada laws that may impact your business.

The disclosure in this section has been amended, as follows:

Under the three-tier system, suppliers sell to distributors, distributors sell to retailers and retailers sell to consumers.  In the State of Nevada, suppliers seeking to sell their wines interstate must sell their wines to an importer licensed in Nevada.  Importers may be individually licensed as such, or may be dually licensed as both an importer and distributor.  Importers are required to purchase liquor only from the supplier of that product.  Importers in the State of Nevada are allowed to hold wholesale distribution licenses.  However, wholesalers that are not importers must purchase alcohol-based products from an importer or from another wholesaler.  Retailers must purchase liquor from a state-licensed wholesaler.  Suppliers may not sell to retailers or consumers and distributors may not sell directly to consumers.  The State of Nevada prohibits distributors from having an interest in retail licensees.  As a result of the provisions of Nevada law, unless we obtain an import and wholesale liquor license, we will be unable to sell alcohol-based products or purchase an inventory of liquor with the intent to sell such liquor.

Reports to Security Holders, page 22

32.

We note your disclosure regarding the Internet site maintained by the SEC for “issuers that file electronically.” Revise this disclosure to state that your SEC filings will be available on the SEC’s Internet site.

The following sentence has been added to the disclosure:

Our SEC filings will also be available on the SEC’s Internet site.  The address of that site (http://www.sec.gov).

Management’s Discussion and Plan of Operation, page 23

Plan of Operation, page 23

33.

Revise the second paragraph of this subsection to identify the fixed assets that were purchased from Mr. Deparini.

The paragraph has been amended to identify that the fixed assets were purchased from Mr. Deparini.

34.

Address how the company anticipates funding the costs of operating as a public company.

The disclosure on page 23 has been clarified, as follows:

Regardless of the ultimate outcome and subsequent plan to be implemented, we have budgeted for certain expenditures that we expect to remain constant.  We expect accounting fees to be $4,800 for the full year 2005, which includes reviewed financial statements for quarterly reports and audited financial statements for the year ended December 31, 2005.  All statements are to be filed in applicable periodic reports with the SEC in accordance with Item 310 of Regulation S-B.  Legal and professional fees are expected to aggregate $2,250, and are expected to consist mainly of legal fees, as well as ongoing Edgar conversion costs and various other professional services performed in relation to the anticipated ongoing reporting requirements of a public reporting company.  All use of proceeds figures represent our management’s best estimates and are not expected to vary significantly.  However, in the event we incur or expect to incur expenses materially outside of these estimates, we intend to file an amended registration statement, of which this prospectus is a part of, disclosing the changes and the reasons for any revisions.

Description of Property, page 25

35.

We note your disclosure regarding the shareholder that provides office space to you. Since you have only one shareholder, identify Mr. Deparini as the individual who provides office space and services to the company free of charge.

The disclosure has been amended to read, “Patrick Deparini, our sole shareholder, is providing the use of conference space, mail acceptance and office space and services at no charge to us for an indefinite time period.”

Certain Relationships and Related Transactions, page 26

36.

Explain how you valued the shares provided to Mr. Deparini in the various transactions.

The registration statement has been amended to read, as follows:

All shares were issued to Mr. Deparini at a price per share of $0.001.  The price of the common stock issued to Mr. Deparini was arbitrarily determined and bore no relationship to any objective criterion of value.  At the time of issuance, we were recently formed and possessed no assets.

Holders, page 27

37.

We note your disclosure that your outstanding stock is “held by approximately 1 shareholder of record,” Delete the word “approximately” and disclose, if true, that Mr. Deparini is your sole shareholder of record.

The sentence has been amended to read, “As of the date of this prospectus, we have approximately 3,500,000 shares of $0.001 par value common stock issued and outstanding held by 1 shareholder of record, Mr. Patrick Deparini, who is also our sole officer and director.”

Financial Statements, page Fl

Note 3 - Fixed Assets, page 39

38.

We note your disclosure that you are depreciating equipment over a 5 year life using straight line depreciation. However, the amount of depreciation you recorded for the years ended December 31, 2003 and 2002, and the interim period ended September 30, 2004 seem inconsistent with your accounting policy. Please revise or advise

Note 1 to the audited financial statements for the years December 31, 2003 and 2002 has been amended to reflect that the remaining useful life of the equipment is 2-3 years.

Note 2 - Going Concern, page 47

39.

We refer to your disclosure that “Management believes that it has raised enough funds to sustain operations for a period of twelve months.”  Clarify in MD&A the source, timing and amount of the funds required for the next twelve months  Your discussion should also address your ability to sustain operations if you are unable to raise any funds from the offering.

Note 2 to the reviewed financial statements for the quarter ended September 30, 2004 has been amended to reflect the fact that the Company does not have sufficient funds to sustain operations for the next 12 months and plans to obtain equity and/or debt financing in order to do so.  The amended Note 2 reads as follows:

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  As shown in the accompanying financial statements, the Company has incurred a net loss of ($3,136) for the period from December 10, 2002 (inception) to September 30, 2004, and has no sales.  The future of the Company is dependent upon its ability to obtain financing and upon future profitable operations from the development of its new business opportunities.  In order to obtain the necessary capital, the Company is seeking equity and/or debt financing.  If the financing does not provide sufficient capital, some of the shareholders of the Company have agreed to provide sufficient funds as a loan over the next twelve-month period.  However, the Company is dependent upon its ability to secure equity and/or debt financing and there are no assurances that the Company will be successful, without sufficient financing it would be unlikely for the Company to continue as a going concern.

In light of the amendment to Note 2 to the reviewed financial statements set forth hereto, the Company believes the statements contained in the registration statement pertaining to the proposed use of proceeds sufficiently discloses the source, timing and amount of the funds required for the next 12 months of the Company’s operations.  In addition, the discussion regarding the Company’s ability to sustain operations without realizing any proceeds from this offering has been expanded, as follows:

Our ability to commence operations is entirely dependent upon the proceeds to be raised in this offering.  If we do not raise at least the minimum offering amount, we will be unable to establish a base of operations, without which we will be unable to begin to generate any revenues.  The realization of sales revenues in the next 12 months is important for our plan of operations.  However, we cannot guarantee that we will generate such growth.  If we do not produce sufficient cash flow to support our operations over the next 12 months, we may need to raise additional capital by issuing capital stock in exchange for cash in order to continue as a going concern.  There are no formal or informal agreements to attain such financing.  We can not assure you that any financing can be obtained or, if obtained, that it will be on reasonable terms.  Without realization of additional capital, it would be unlikely for us to stay in business.

Consent of Accountants

40.

Include a consent from Beckstead and Watts, LLP to include their review report on your interim financial statements.

At the suggestion of the Company’s independent auditors, the review report and any reference thereto has been removed from the amended registration statement.

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact the undersigned at (702) 265-5680.

Sincerely,

/s/ Wendy Miller, Esq.

Wendy E. Miller, Esq.

Attachments:

Form SB-2 amendment 1, marked